UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER TO RULE 13a or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: May, 2019 File No.: 001-31891

TransGlobe Energy Corporation

(Translation of Registrant’s Name into English)

#2300, 250 - 5th Street S.W., Calgary, AB T2P 0R4

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ ] Form 40-F [ X ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

[ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

[ ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TransGlobe Energy Corporation
(Registrant)

Date: May 13, 2019	By: /s/Marilyn Vrooman-Robertson
Marilyn Vrooman-Robertson
Corporate Secretary

EXHIBIT INDEX

Exhibit Number	Description

1	Press Release: TRANSGLOBE ENERGY CORPORATION ANNOUNCES FIRST QUARTER 2019 FINANCIAL AND OPERATING RESULTS
2	Form 52-109F2 CEO Q1 2019
3	Form 52-109F2 CFO Q1 2019
4	Q1 2019 MD&A
5	Q1 2019 Interim Report
6	Q1 2019 Financial Statements